Exhibit 99.56

News Release January 30, 2025

Santacruz Silver Produces 4,710,013 Silver Equivalent Ounces in Q4 2024

Including 1,761,686 ounces of silver and 23,357 tonnes of zinc

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V: SCZ) (OTCQB: SCZMF) (FSE: 1SZ) (“Santacruz” or “the Company”) reports its Q4 2024 production results from its Bolivar mine, Porco mine, Caballo Blanco Group of mines (“Caballo Blanco”) and the San Lucas ore sourcing business (“San Lucas”), all located in Bolivia, and the Zimapan mine located in Mexico.

Q4 2024 Production Highlights:

Silver Equivalent Production: 4,710,013 silver equivalent ounces

Silver Production: 1,761,686 ounces

Zinc Production: 23,357 tonnes

Lead Production: 2,932 tonnes

Copper Production: 248 tonnes

Underground Development: 11,168 meters

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented, “During the fourth quarter of 2024, Santacruz continued to deliver steady operational performance, processing 493,141 tonnes of ore and producing 4,710,013 silver equivalent ounces. Silver production rose by 3% compared to the previous quarter, reaching 1,761,686 ounces. This growth in silver output and favorable market dynamics in silver prices have significantly strengthened our revenue-generating ability. These results underscore Santacruz’s unwavering focus on optimizing our processes and mining operations across all our producing assets, a testament to our commitment to operational excellence.” Mr. Préstamo continued; “Looking ahead, we believe that these solid production levels will provide a strong platform for continued value creation as we move into 2025”.

Production Summary – Total

Production Table	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2024 YTD	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2023 YTD	Change 2024-Q4 vs 2024-Q3	Change 2024-Q4 vs 2023-Q4	Change YTD2024 vs YTD2023
Material Processed (tonnes milled)	493,141	491,260	500,754	470,749	1,955,904	489,417	467,563	443,969	482,497	1,883,446	0%	1%	4%
Silver Equivalent Produced (ounces) (1)	4,710,013	4,644,013	4,819,552	4,478,122	18,651,700	4,755,837	4,695,999	4,631,429	4,696,381	18,779,646	1%	-1%	-1%

Production
Silver (ounces)	1,761,686	1,703,387	1,671,359	1,581,949	6,718,381	1,719,737	1,728,863	1,786,461	1,769,520	7,004,581	3%	2%	-4%
Zinc (tonnes)	23,357	23,143	25,053	22,847	94,400	23,777	23,095	22,281	22,463	91,616	1%	-2%	3%
Lead (tonnes)	2,932	3,027	2,908	2,953	11,820	3,129	3,370	2,824	3,043	12,366	-3%	-6%	-4%
Copper (tonnes)	248	270	284	256	1,058	290	252	297	415	1,254	-8%	-14%	-16%

Mining Development
Underground Development (meters)	11,168	10,933	10,434	9,436	41,971	10,573	10,836	13,625	7,870	42,904	2%	6%	-2%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $1.21/lb, $0.94/lb and $3.91/lb for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

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Bolivar Mine

Production Table (1)	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2024 YTD	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2023 YTD	Change 2024-Q4 vs 2024-Q3	Change 2024-Q4 vs 2023-Q4	Change YTD2024 vs YTD2023
Material Processed (tonnes milled)	69,411	70,271	72,151	72,801	284,634	74,742	77,298	66,689	74,353	293,082	-1%	-7%	-3%
Silver Equivalent Produced (ounces) (2)	1,033,933	1,017,362	1,029,806	1,024,492	4,105,593	1,043,958	1,125,125	822,579	1,068,990	4,060,652	2%	-1%	1%

Production
Silver (ounces)	491,377	483,300	427,665	425,756	1,828,098	490,269	502,931	424,664	555,914	1,973,778	2%	0%	-7%
Zinc (tonnes)	4,611	4,553	5,168	5,063	19,395	4,673	5,214	3,323	4,313	17,523	1%	-1%	11%
Lead (tonnes)	327	305	300	395	1,327	357	449	302	353	1,461	7%	-8%	-9%

Average Grade
Silver (g/t)	236	231	207	199	218	223	221	217	250	230	2%	6%	-5%
Zinc (%)	7.19	7.19	7.83	7.68	7.48	6.86	7.41	5.57	6.40	6.50	0%	5%	15%
Lead (%)	0.64	0.61	0.57	0.74	0.64	0.67	0.79	0.62	0.65	0.69	4%	-5%	-7%

Metal Recovery
Silver (%)	93	93	89	91	92	92	92	91	93	92	1%	2%	0%
Zinc (%)	92	90	92	91	91	91	91	90	91	90	3%	1%	1%
Lead (%)	74	71	73	74	73	72	74	74	73	73	5%	4%	-1%

(1)	Bolivar is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(2)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $1.21/lb, $0.94/lb and $3.91/lb for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

In Q4 2024, Bolivar processed 69,411 tonnes of ore, yielding 1,033,933 silver equivalent ounces, comprised of 491,377 ounces of silver and 4,611 tonnes of zinc. Compared to Q3 2024, the ore processed decreased marginally by 1%, while silver production increased by 2%, driven by improved silver head grades and slightly higher recovery rates at the mill. This improvement is particularly notable considering strong silver prices and favorable market conditions. Zinc production also increased by 1%, contributing to an overall 2% increase in silver equivalent production compared to the previous quarter.

When comparing Q4 2024 to Q4 2023, ore processed decreased by 7%, primarily due to fewer working days caused by specific logistical challenges. These issues were addressed effectively, ensuring a positive operational outcome despite the reduced processing volume.

Porco Mine

Production Table (1)	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2024 YTD	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2023 YTD	Change 2024-Q4 vs 2024-Q3	Change 2024-Q4 vs 2023-Q4	Change YTD2024 vs YTD2023
Material Processed (tonnes milled)	53,702	48,714	51,307	50,862	204,585	47,057	47,786	46,085	49,909	190,837	10%	14%	7%
Silver Equivalent Produced (ounces) (2)	496,735	482,620	534,300	543,414	2,057,069	454,568	504,930	560,611	543,820	2,063,929	3%	9%	0%

Production
Silver (ounces)	145,585	171,972	151,258	176,436	645,251	142,625	165,066	195,509	162,015	665,215	-15%	2%	-3%
Zinc (tonnes)	2,983	2,626	3,276	3,160	12,045	2,667	2,891	3,098	3,245	11,901	14%	12%	1%
Lead (tonnes)	215	206	205	169	795	157	190	214	217	778	4%	37%	2%

Average Grade
Silver (g/t)	102	133	105	130	117	112	119	154	122	131	-23%	-9%	-11%
Zinc (%)	5.89	5.74	6.76	6.72	6.28	6.01	6.40	7.15	6.89	6.81	3%	-2%	-8%
Lead (%)	0.51	0.55	0.52	0.46	0.51	0.46	0.52	0.58	0.58	0.56	-6%	12%	-9%

Metal Recovery
Silver (%)	82	83	88	83	84	84	90	86	83	86	0%	-2%	-3%
Zinc (%)	94	94	94	92	94	94	95	94	94	94	0%	0%	-1%
Lead (%)	78	78	77	72	76	73	76	80	75	77	0%	7%	-1%

(1)	Porco is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(2)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $1.21/lb, $0.94/lb and $3.91/lb for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

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In Q4 2024, Porco processed 53,702 tonnes of ore, yielding 496,735 silver equivalent ounces, which included 145,585 ounces of silver and 2,983 tonnes of zinc. Compared to Q3 2024, the volume of ore processed increased significantly by 10%, driving a 3% increase in silver-equivalent production. However, this quarter’s silver output decreased by 15% due to lower silver head grades. Despite this decline, the overall increase in processed material highlights Porco’s ability to sustain strong operational performance and adapt to changing ore characteristics.

When comparing Q4 2024 to Q4 2023, ore processed increased by 14%, demonstrating operational improvements. Silver production increased by 2%. With current silver prices, this increase in silver production positions Porco to leverage on today’s favorable market conditions.

Caballo Blanco Group

Production Table (1)	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2024 YTD	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2023 YTD	Change 2024-Q4 vs 2024-Q3	Change 2024-Q4 vs 2023-Q4	Change YTD2024 vs YTD2023
Material Processed (tonnes milled)	60,776	58,374	83,661	72,462	275,273	79,768	76,864	74,268	85,817	316,717	4%	-24%	-13%
Silver Equivalent Produced (ounces) (2)	913,243	752,352	968,646	862,142	3,496,383	979,440	916,541	1,008,818	1,197,599	4,102,397	21%	-7%	-15%

Production
Silver (ounces)	368,822	248,605	318,520	284,809	1,220,756	350,050	319,674	399,811	475,026	1,544,561	48%	5%	-21%
Zinc (tonnes)	4,455	4,117	5,331	4,702	18,605	5,095	4,805	4,804	5,650	20,354	8%	-13%	-9%
Lead (tonnes)	549	515	641	611	2,316	685	684	825	1,043	3,237	7%	-20%	-28%

Average Grade
Silver (g/t)	205	148	133	136	153	149	144	182	187	172	38%	38%	-11%
Zinc (%)	7.84	7.56	6.96	7.04	7.30	6.87	6.80	6.98	7.01	6.93	4%	14%	5%
Lead (%)	1.17	1.16	1.04	1.10	1.11	1.11	1.22	1.44	1.50	1.39	1%	5%	-20%

Metal Recovery
Silver (%)	92	89	89	90	90	92	90	92	92	91	3%	0%	-1%
Zinc (%)	93	93	92	92	93	93	92	93	94	93	0%	0%	0%
Lead (%)	77	76	74	76	76	77	73	77	81	77	1%	0%	-2%

(1)	The Caballo Blanco Group consists of the Colquechaquita and Tres Amigos mines.
(2)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $1.21/lb, $0.94/lb and $3.91/lb for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

In Q4 2024, the Caballo Blanco Group processed 60,776 tonnes of ore, achieving a production of 913,243 silver equivalent ounces, comprised of 368,822 ounces of silver and 4,455 tonnes of zinc. Compared to Q3 2024, ore processing increased by 3%, while silver production significantly increased by 48%, driven by higher silver head grades and improved recovery rates at the mill. Zinc production also grew by 8%, resulting in an overall 21% increase in silver equivalent production compared to the previous quarter. These results highlight the substantial impact of the operational enhancements implemented during Q3 2024. These improvements in production metrics underscore Santacruz’s ability to optimize quality processes across its mines and milling facilities. This progress reflects our commitment to continuous improvement initiatives implemented across all our assets.

When comparing Q4 2024 to Q4 2023, ore processed at Caballo Blanco decreased by 24%. However, this reduction is not directly comparable, as Caballo Blanco processed ore from three mines in Q4 2023, whereas in Q4 2024, it only processed ore from two mines (Colquechaquita and Tres Amigos). Reserva now supplies its ore to San Lucas’s ore source business. This operational adjustment has proven to be a positive strategic decision, improving mill performance and overall operational efficiency.

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San Lucas Feed Sourcing

Production Table	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2024 YTD	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2023 YTD	Change 2024-Q4 vs 2024-Q3	Change 2024-Q4 vs 2023-Q4	Change YTD2024 vs YTD2023
Material Processed (tonnes milled)	92,369	96,160	83,900	69,220	341,649	83,343	73,456	85,258	71,448	313,505	-4%	11%	9%
Silver Equivalent Produced (ounces) (1)	1,168,184	1,236,582	1,200,854	1,032,085	4,637,705	1,270,919	1,129,672	1,480,542	950,814	4,831,947	-6%	-8%	-4%

Production
Silver (ounces)	329,760	354,877	364,607	294,998	1,344,242	350,770	362,443	495,344	255,623	1,464,180	-7%	-6%	-8%
Zinc (tonnes)	7,089	7,525	7,150	6,279	28,043	7,801	6,454	8,315	5,848	28,418	-6%	-9%	-1%
Lead (tonnes)	554	493	450	427	1,924	548	522	635	473	2,178	12%	1%	-12%

Average Grade
Silver (g/t)	133	135	165	159	147	157	183	216	125	177	-1%	-15%	-17%
Zinc (%)	8.47	8.62	9.31	9.90	9.01	10.16	9.55	10.69	8.90	9.77	-2%	-17%	-8%
Lead (%)	0.93	0.80	0.86	0.96	0.88	0.99	1.06	1.21	0.94	1.08	16%	-6%	-18%

Metal Recovery
Silver (%)	83	85	82	83	83	83	84	84	89	85	-2%	0%	-2%
Zinc (%)	91	91	91	92	91	92	92	91	92	92	0%	-2%	-1%
Lead (%)	64	64	62	64	64	66	67	62	70	66	0%	-3%	-4%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $1.21/lb, $0.94/lb and $3.91/lb for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

In Q4 2024, San Lucas experienced a 4% decrease in ore processed volume compared to Q3 2024. This reduction is attributed to the increased ore processing activities from the Porco and Caballo Blanco mines, which utilized more capacity at the milling facilities. Consequently, less processing capacity was allocated to San Lucas. This highlights the effectiveness of San Lucas’s role in ensuring that milling facilities operate at full capacity and adapt to the specific needs of the Bolivian assets. By prioritizing the processing of ore from other operations, San Lucas has demonstrated its flexibility and alignment with the Company’s broader commercial strategies, which include supporting the optimization of resources.

When comparing Q4 2024 to Q4 2023, the ore processed as San Lucas increased by 11%. This increase is primarily attributed to including ore from the Reserva mine into San Lucas, starting in Q3 2024, as part of the ongoing optimization initiatives.

Zimapan Mine

Production Table	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2024 YTD	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2023 YTD	Change 2024-Q4 vs 2024-Q3	Change 2024-Q4 vs 2023-Q4	Change YTD2024 vs YTD2023
Material Processed (tonnes milled)	216,883	217,741	209,735	205,404	849,763	204,507	192,158	171,668	200,970	769,303	0%	6%	10%
Silver Equivalent Produced (ounces) (1)	1,097,919	1,155,097	1,085,946	1,015,989	4,354,951	1,006,952	1,019,731	758,879	935,158	3,720,721	-5%	9%	17%

Production
Silver (ounces)	426,141	444,634	409,309	399,950	1,680,034	386,023	378,748	271,133	320,942	1,356,846	-4%	10%	24%
Zinc (tonnes)	4,219	4,322	4,127	3,643	16,311	3,540	3,731	2,741	3,407	13,419	-2%	19%	22%
Lead (tonnes)	1,287	1,508	1,312	1,352	5,459	1,383	1,526	849	957	4,715	-15%	-7%	16%
Copper (tonnes)	248	270	284	256	1,058	290	252	297	415	1,254	-8%	-14%	-16%

Average Grade
Silver (g/t)	82	82	80	82	82	79	80	69	70	73	1%	4%	11%
Zinc (%)	2.50	2.58	2.46	2.29	2.46	2.29	2.49	2.25	2.20	2.31	-3%	9%	6%
Lead (%)	0.69	0.77	0.73	0.83	0.75	0.83	0.97	0.67	0.63	0.76	-10%	-16%	0%
Copper (%)	0.28	0.29	0.30	0.29	0.29	0.30	0.29	0.33	0.38	0.33	-4%	-8%	-13%

Metal Recovery
Silver (%)	74	78	76	74	75	74	76	71	71	73	-4%	0%	3%
Zinc (%)	78	77	80	77	78	75	78	71	77	76	1%	3%	3%
Lead (%)	86	90	86	79	85	82	82	74	76	77	-5%	5%	10%
Copper (%)	41	43	45	43	43	47	46	53	54	51	-4%	-12%	-15%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $1.21/lb, $0.94/lb and $3.91/lb for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

4

In Q4 2024, Zimapán processed 216,883 tonnes of mineralized material, producing 1,097,919 silver equivalent ounces. This included 426,141 ounces of silver and 4,219 tonnes of zinc. Compared to Q3 2024, the volume of processed material remained consistent; however, silver equivalent production decreased by 5%. This decline was primarily driven by a 4% reduction in silver production, attributed to lower recovery rates, and a 2% decrease in zinc production, resulting from lower head grades. Zimapán continues with steady processing levels, underscoring its operational reliability and ability to maintain consistent performance.

When comparing Q4 2024 to Q4 2023, mineralized material and silver production increased by 6% and 10%, respectively. With current silver prices, this increase in silver production positions Zimapán to leverage on today’s favorable market conditions.

Qualified Person

Garth Kirkham P.Geo. an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties in Latin America. The Bolivian operations are comprised of the Bolivar, Porco and the Caballo Blanco Group, which consists of the Tres Amigos, Reserva and Colquechaquita mines. The Soracaya exploration project and San Lucas ore sourcing and trading business are also in Bolivia. The Zimapan mine is in Mexico.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Risks Factors: include the fluctuations in silver, zinc, lead and copper prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the MXN, BOL and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; required regulatory approvals; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico and Bolivia.

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Forward-Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks that future quarterly production result will be in line with past quarterly production results, mining and processing rates at Caballo Blanco will be consistent for the rest of the year, the improved dewatering system upgrades will provide dry working areas for the rest of the year at the Bolivar mine, the reconfigured mine plan will enable better productivity at the Porco mine, mining will occur in areas with similar silver grades mined in the first half of 2024 for the remainder of the year at the Caballo Blanco Group of mines, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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